Exhibit 12.1
SABRE HOLDINGS CORPORATION
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in thousands)

Six Months Ended June 30, 2002
Earnings:
Income before taxes	$248,613
Minority interests in consolidated subsidiaries	41
Income from equity investees	(10,863)

Income from continuing operations before income taxes, minority interests and earnings from equity investees	237,791
Add: Total fixed charges (per below)	16,446
Distributed income of equity investees	17,610

Total earnings	$271,847

Fixed charges:
Interest expensed	$11,264
Estimate of interest within rental expense (1)	5,182

Total fixed charges	$16,446

Ratio of earnings to fixed charges	16.53

(1)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).